15049455

SECU[...]COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8-69266

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Liquidity Finance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Station Place, 5th Floor
(No. and Street)

Stamford	NY	06902
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Clarke Gray (212) 916-7450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Clarke Gray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liquidity Finance, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

DION ROSS
Notary Public - State of New York
NO. 01RO6288412
Qualified in Queens County
My Commission Expires Sep 3, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIQUIDITY FINANCE LLC
STATEMENT OF FINANCIAL CONDITION
(Filed Pursuant to Rule 17a-5(e)(3) Under the Securities Exchange Act of 1934 as a Pubic Document)
DECEMBER 31, 2014

LIQUIDITY FINANCE, LLC

CONTENTS

RAICH ENDE MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

1375 Broadway, 15th Floor
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

Offices in New York City, Long Island & New Jersey

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Liquidity Finance LLC
Stamford, Connecticut

We have audited the accompanying statement of financial condition of Liquidity Finance LLC (a Delaware Limited Liability Company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Liquidity Finance LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Liquidity Finance LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
March 4, 2015

Liquidity Finance LLC
Statement of Financial Condition
December 31, 2014

ASSETS	
Cash	$ 3,073,094
Receivable from broker	99,971
Receivable from parent	229,414
Fixed assets at cost, net of accumulated depreciation of $34,122	11,089
Other assets	136,846
TOTAL ASSETS	$ 3,550,414
LIABILITIES AND MEMBER'S EQUITY	
Accounts payable	$ 64,969
Commissions payable	1,560,694
TOTAL LIABILITIES	1,625,663
Member's Equity	1,924,751
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,550,414

See notes to financial statement

NOTE 1 - NATURE OF BUSINESS

Liquidity Finance LLC (the "Company") was chartered by the State of Delaware as a Limited Liability Company ("LLC") on March 18, 2013. The purpose of the corporation is to carry on a general securities brokerage business. The Company is owned by Liquidity Finance, LLP (the "Owner Member" or the "Parent"), a London based broker dealer.

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 with the Securities and Exchange Commission (the "SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp ("SIPC"). The Company operates out of its sole office in Stamford, CT.

The Company is licensed to broker corporate and government debt.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

USE OF ESTIMATES IN THE FINANCIAL STATEMENTS

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

CASH AND CASH EQUIVALENTS

The Company has defined cash equivalents as highly liquid investments with original maturities of less than 90 days when purchased which are not held for sale in the ordinary course of business. The Company had no cash equivalents at December 31, 2014.

FIXED ASSETS

Fixed assets, comprised of office equipment and desktop computers, are recorded at cost and are depreciated over their estimated useful life.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (CONTINUED)

INCOME TAXES

The Company is a single member limited liability company, which is treated as a disregarded entity for income tax reporting purposes; income is reported in the tax returns filed by the Owner Member. During 2014, the Owner Member made an election, retroactive to inception, to be taxed as a corporation, which subjected the Company's income to federal, state and local taxation. The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return and has no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken in the prior year or expected to be taken in the current year. As of December 31, 2014, open federal and state tax years include the tax year ended December 31, 2013.

NOTE 3 – RECEIVABLE FROM BROKER

The amount due from Broker at December 31, 2014 is the required clearing deposit pursuant to a clearing agreement with the clearing broker that provides clearing and depository operations for customer transactions on a fully disclosed basis.

NOTE 4 - CONCENTRATIONS AND CREDIT RISK

The Company maintains all of its cash in financial institutions, which cash balances at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk.

The Company will engage in various investment and brokerage activities on which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to act only as an agent in a transaction and to review the credit standing of each counterparty as necessary.

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), under which the Company is required to maintain a minimum net capital, as defined, of the greater of $5,000 or 6.67% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $1,662,109 which exceeded required net capital by $1,553,677. The Company's aggregate indebtedness to net capital ratio was 0.98 to 1 at December 31, 2014.

The Company qualifies under the exceptive provisions of Rule 15c3-3 under sub-paragraph k(2)(ii) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 6 – CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company

NOTE 7 – INCOME TAXES

There are no deferred tax assets or liabilities recognized in the accompanying statement of financial condition.

NOTE 8 – COMMITMENTS

The Company has an office lease for its only office in Stamford, Connecticut which commenced on September 1, 2014 for a period of six years terminating August 31, 2020. Future annual minimum payments under this lease commitment will be as follows:

2015	$178,080
2016	$181,419
2017	$184,758
2018	$188,097
2019	$191,416
2020	$129,074

9 – RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement in place with its Owner Member. Under the agreement, the Owner Member provides certain services to the Company and allocates expenses to the Company to reimburse it for those costs. During 2014 approximately $911,000 was allocated from the Owner Member to the Company for such costs.

As disclosed, the Company's net income reported by the Parent for income tax purposes results in a tax provision of $587,070 which is ultimately payable by the Parent to taxing authorities. The Company's liability for the tax provision has been recorded as a payable to the Parent.

The receivable from Parent represents the current month's gross commission earned by the Company and paid from the clearing broker to the Parent on a monthly basis.

The Statement of Financial Condition as of December 31, 2014 reflects a net receivable from the Parent of $229,414. This net receivable from parent results from commissions receivable in the amount of $1,727,484 offset by $911,000 for expenses allocated from the Parent and $587,070 for income taxes as outlined above.

NOTE 10 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events to determine if events or transactions occurring through the date the financial statements were available to be issued, require adjustment to or disclosure in the financial statements.

As of January 1, 2015 the Company changed its legal entity form from a Limited Liability Corporation to a Limited Liability Partnership.